

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 30, 2015

Via E-mail
Mr. Richard H. Gross
Chief Financial Officer
Midwest Energy Emissions Corp.
670 D Enterprise Drive
Lewis Center, OH   43035

> **Re:** **Midwest Energy Emissions Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 20, 2015**
> **File No. 000-33067**

Dear Mr. Gross:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

1.    We note the significant increase in revenues during 2014.  While we note the disclosures included in the financial statements at page 31, please revise this section in future filings to include a robust discussion of the reasons for the changes in your revenues.  Please refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Consolidated Statements of Operations, page 24

2.      We note that you are presenting stock compensation in a separate line item on the face of your statements of operations.  Please revise the statements in future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.  Refer to our guidance provided in SAB Topic 14F.

Exhibits 32.1 and 32.2

3.      We note that your certifications refer to the Form 10-K for the period ended December 31, 2013.  Please file an amendment to your Form 10-K that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the Form 10-K for the period ended December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.  You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery